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SEC FILE NUMBER
8-67305

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: AMERICAS EXECUTIONS, LLC

TYPE OF REGISTRANT (check all applicable boxes):

■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

C/O ACCOUNTING & COMPLIANCE INTERNATIONAL, 77 WATER ST, STE 1604
(No. and Street)

NEW YORK	NY	10005
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

JAY GETTENBERG	212-668-8700	JGETTENBERG@ACISECURE.COM
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

RAICH ENDE MALTER & CO. LLP
(Name – if individual, state last, first, and middle name)

1375 BROADWAY, 15th FL	NEW YORK	NY	10018
(Address)	(City)	(State)	(Zip Code)

June 23, 2004	50
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

OATH OR AFFIRMATION

I, FADY TANIOS, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of AMERICAS EXECUTIONS, LLC, as of DECEMBER 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Title: CEO

Notary Public

~~JAY GETTENBERG~~
NOTARY PUBLIC-STATE OF NEW YORK
No. 01GE6180376
Qualified in Kings County
My Commission Expires 05-18-2024

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Americas Executions, LLC

Report on Audit of Financial Statements and Supplementary Information

As of and for the Year Ended December 31, 2021

Contents
As of and for the Year Ended December 31, 2021

RAICH ENDE MALTER & CO. LLP
CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS

1375 Broadway, 15th Floor
New York, New York 10018
212.944.4433
212.944.5404 (fax)
cpa@rem-co.com

Offices in New York City, Long Island & New Jersey

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member and Management of
Americas Executions, LLC
New York, New York

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Americas Executions, LLC as of December 31, 2021, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Americas Executions, LLC as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Americas Executions, LLC's management. Our responsibility is to express an opinion on Americas Executions, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Americas Executions, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information on pages 9 and 10 has been subjected to audit procedures performed in conjunction with the audit of Americas Executions, LLC's financial statements. The supplemental information is the responsibility of Americas Executions, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information on pages 9 and 10 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Raich Ende Malter & Co LLP

RAICH ENDE MALTER & CO. LLP
We have served as Americas Executions, LLC's auditor since 2021.
New York, New York
February 15, 2022

Americas Executions, LLC

Statement of Financial Condition
December 31, 2021

ASSETS	
Cash	$ 2,564,923
Commission receivable	1,011,560
Due from clearing broker	330,879
Due from vendors	23,878
Security deposits	10,500
Right of use asset	93,680
Prepaid expenses	33,160
TOTAL ASSETS	$ 4,068,580
LIABILITIES AND MEMBER'S EQUITY	
LIABILITIES:	
Accounts payable and accrued expenses	$ 247,913
Operating lease liability	93,680
Commission and bonus payable	469,036
TOTAL LIABILITIES	810,629
MEMBER'S EQUITY	3,257,951
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 4,068,580

See Report of Independent Registered Public Accounting Firm and
Notes to Financial Statements.

Statement of Operations
December 31, 2021

REVENUE:	
Commission income	$ 8,197,976
Interest income	67
Other income	365,332
Total revenue	8,563,375
OPERATING EXPENSES:	
Salaries, commissions and other compensation costs	4,973,122
Lease expense	55,962
Office and other	103,750
Dues and subscriptions	1,372
Data services	222,959
Professional fees	316,742
Regulatory fees	168,822
Communications	57,904
Commission and clearance expense	245,532
Insurance expense	235,557
Bad debt expense	115
Travel, meals and entertainment	91,186
Total expenses	6,473,023
NET INCOME	$ 2,090,352

Statement of Changes in Members' Equity
December 31, 2021

MEMBER'S EQUITY, January 1, 2021	$ 2,767,599
Capital distributions	(1,600,000)
Net income	2,090,352
MEMBER'S EQUITY, December 31, 2021	$ 3,257,951

Statement of Cash Flows
December 31, 2021

OPERATING ACTIVITIES:	
Net income	$ 2,090,352
Adjustments to reconcile net income to net cash provided by operating activities	
Debt forgiveness-PPP loan	(365,332)
Non-cash operating lease expense	(8,840)
Changes in operating assets and liabilities	
Decrease in commission receivable	38,181
Increase in due from clearing broker	(192,724)
Increase in prepaid expenses	(17)
Increase in security deposits	-
Decrease in due from vendors	21,859
Increase in operating lease liability	8,840
Increase in accounts payable and accrued expenses	3,708
Decrease in commission and bonus payable	(1,907)
Net cash provided by operating activities	1,594,120
FINANCING ACTIVITIES:	
Member distributions	(1,600,000)
Net cash used in financing activities	(1,600,000)
NET DECREASE IN CASH	(5,880)
CASH AT BEGINNING OF YEAR	2,570,803
CASH AT END OF YEAR	$ 2,564,923

Notes to Financial Statements
December 31, 2021

1. Organization and Nature of Business

Americas Executions, LLC. (the "Company") was organized as a limited liability company under the laws of the State of New York. The Company is wholly owned by GI4 Holdings, LLC (the Member). In April 2015, the Company was purchased. The Company executes equity transactions for its clients solely on an agency basis and also conducts an investment banking business. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA).

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clears all transactions on behalf of customers on a fully disclosed basis with a clearing broker dealer, and promptly transmits all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves the related books and records as are primarily kept by a clearing broker/dealer.

Since the Company is a limited liability company, the Member is not liable for the debts, obligations, or liabilities of the Company, whether arising in contract, tort or otherwise, unless the Member has signed a specific guarantee.

2. Summary of Significant Accounting Policies

a) Basis of Accounting
The financial statements are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

b) Cash and Cash Equivalents
The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash and cash equivalents consist of funds maintained in checking and money market accounts held at financial institutions.

The Company's cash and cash equivalents are held principally at two financial institutions and at times may exceed federally insured limits. The Company has placed these funds in a high quality institution in order to minimize risk relating to exceeding insured limits.

c) Revenue Recognition
Commissions: The Company buys and sells equity securities on behalf of its customers. Each time a customer enters into a buy or sell transaction; the Company charges a commission. Commission and related clearing expenses are recorded on the trade date. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreement upon and the risks and rewards of ownership have been transferred to/from the customer. The Company had commission receivable of $1,011,560 and $1,049,741 at December 31, 2021 and 2020, respectively.

Investment Banking: The Company earns fees from best efforts investment banking. Investment banking revenue is generally recognized at a point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is canceled. However, for certain contracts, revenue is recognized over time as the performance obligations are simultaneously provided by the Company and consumed by the customer. For the year-ended December 31, 2021 , the Company did not earn any investment banking fees. As of December 31, 2021, the Company has deferred revenue from an investment banking transaction of $25,000, which is included in accounts payable and accrued expenses on the Statement of Financial Condition.

d) Credit Losses
The Company has evaluated commission receivables and concluded that there is no need to establish an allowance for credit losses.

e) Income Taxes
The Company is treated as a disregarded entity and has no federal and state tax liabilities. All profits are reported on tax return of the Member, a partnership for tax purposes, which passes through this income to its individual members. The Company operates in NYC and generates income that would be subject to NYC Unincorporated Business Tax (UBT). The NYC UBT is paid by the Member.

The Company recognizes the tax benefit of any uncertain tax positions only if it is more likely than not that the tax position will be sustained upon examination by the tax authorities.

The Company did not have material unrecognized tax benefits as of December 31, 2021 and does not expect this to change significantly over the next twelve months. The Company will recognize interest and penalties accrued on any unrecognized tax benefits as a component of income tax expense. As of December 31, 2021, the Company has no accrued interest or penalties associated with uncertain tax positions.

f) Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

3. Indemnifications
In the normal course of its business, the Company indemnifies and guarantees certain service providers against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

4. Lease Accounting

The Company entered into a new lease agreement commencing on September 1, 2021 that expires on August 31, 2022. The lease terms stipulate monthly payments of $10,710. The future minimum lease payments under the lease are $96,390.

The Company made the short-term lease election for those leases with an initial term of less than twelve months and not containing an option to purchase the underlying asset that the lessee is reasonably certain to exercise. The lease expense is recognized on a straight-line basis over the lease term and reported on the Statement of Operations. Related variable lease payments are expensed as incurred. The Company's lease obligations are deemed to be short-term.

5. Bank Loan Payable

The U.S. enacted the CARES Act which is an economic stimulus package to assist eligible small businesses to cover certain operational costs due to the adverse impact of COVID-19. In addition, the CARES Act included temporary tax law changes to provide additional relief to U.S. businesses and individual taxpayers.

In response to COVID-19, the Company was issued a loan in the amount of $365,332 on May 5, 2020. The loan was forgiven in full in May 2021 and the debt forgiveness is reported as other income on the Statement of Operations.

6. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 800% in the first year of operations, and 1500% in every year thereafter. At December 31, 2021, the Company had net capital of $2,991,111, which was $2,943,314 in excess of its required net capital of $47,797. The Company's aggregate indebtedness to net capital percentage was 23.97%.

7. Risks and Uncertainties

A coronavirus (COVID-19) was first reported in China. In January of 2020, the World Health Organization declared it a Public Health Emergency of International Concern. This contagious disease outbreak, which has continued to spread to additional countries, and any related adverse public health developments, could adversely affect the Company's customers, service providers and suppliers as a result of quarantines, facility closures, and travel and logistics restrictions in connection with the outbreak. More broadly, the outbreak has impacted workforces, economies, and financial markets globally, potentially leading to an economic downturn. The ultimate impact of COVID-19 is uncertain. Management continues to monitor the outbreak; however, as of the date of these financial statements the potential impact of such on the Company's business and operations cannot be reasonably estimated.

8. Subsequent Events

The Company has evaluated events and transactions that occurred between January 1, 2022 and February 15, 2022, which is the date the financial statements were available to be issued, for possible disclosure and recognition in the financial statements.

Americas Executions, LLC

(Supplemental Information)

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2021

SCHEDULE I

TOTAL MEMBER'S EQUITY QUALIFIED FOR NET CAPITAL	$ 3,257,951
DEDUCTIONS AND/OR CHARGES:	
Non-allowable assets:	(266,840)
NET CAPITAL	$ 2,991,111
AGGREGATE INDEBTEDNESS:	
Accounts payable and accrued expenses	$ 247,913
Commission and bonuses payable	469,037
	$ 716,950
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital required	$ 47,797
Excess net capital	$ 2,943,314
Excess Net Capital less greater of 10% of aggregate indebtedness or 120% of the minimum dollar amount required	$ 2,919,416
Percentage of aggregate indebtedness to net capital	23.97%

There are no material differences between the preceding computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2021.

See Report of Independent Registered Public Accounting Firm and Notes to Financial Statements.

Americas Executions, LLC

(Supplemental Information)
Computation for Determination of Customer Account Reserve Under Rule 15c3-3
of the Securities and Exchange Commission (Exemption)
As of December 31, 2021

SCHEDULE II

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 as of December 31, 2021 in accordance with Rule 15c3-3(k)(2)(ii).

See Report of Independent Registered Public Accounting Firm and
Notes to Financial Statements.

RAICH ENDE MALTER & CO. LLP
CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS

1375 Broadway, 15th Floor
New York, New York 10018
212.944.4433
212.944.5404 (fax)
cpa@rem-co.com

Offices in New York City, Long Island & New Jersey

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Americas Executions, LLC
New York, New York

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Americas Executions, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which (1) Americas Executions, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) (the "exemption provision") and (2) Americas Executions, LLC stated that Americas Executions, LLC met the identified exemption provision throughout the most recent fiscal year without exception.

Americas Executions, LLC is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to certain commission revenue which was received directly outside of the clearing broker accounts and the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Americas Executions, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Americas Executions, LLC compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statement. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Raich Ende Malter & Co LLP

RAICH ENDE MALTER & CO. LLP
New York, New York
February 15, 2022

Americas Executions, LLC
Exemption Report

Securities and Exchange Commission
100 First Street, NE
Washington, D.C. 20549

To whom it may concern:

Americas Executions, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 *(k)*: [(2)(ii)]

(2) The Company met the identified exemption provisions in Paragraph (k) of Rule 15c3-3 throughout the most recent fiscal year without exception.

(3) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 include certain commission revenue which was received directly outside of the clearing broker accounts, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (other than money or other consideration received and promptly transmitted in compliance with (a) or (b)(2) of Rule 15c2-4 and/or funds receive and promptly transmitted for effective transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

I, Fady Tanios, swear (or affirm) that, to my best knowledge and belief, we did not identify any exceptions to this exemption during this period.

____

Title: CEO

Date: February 15, 2022